The Great Restaurant Development Holdings Limited

Ground Floor and 1st Floor

No. 73 Chung On Street

Tsuen Wan, New Territories

Hong Kong

(+852) 2487 3337

March 27, 2025

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attn: Nicolas Nalbantian

Re:	The Great Restaurant Development Holdings Limited
Registration Statement on Form F-1, as amended (File No. 333-283646)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, The Great Restaurant Development Holdings Limited hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, so that such Registration Statement will become effective at 4:30 p.m., Eastern Time, on March 31, 2025, or as soon thereafter as practicable.

Very truly yours,

The Great Restaurant Development Holdings Limited

By:	/s/ Siu Ming Law
Name:	Siu Ming Law
Title:	Chief Executive Officer, Director, and the Co-Chairman of the Board